# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ProFrac Holding Corp., CIK 0001881487
CUSIP: 74319N100
Title of class of securities: Class A common stock, par value $0.01 per share
Address of issuer's principal executive offices: 333 SHOPS BOULEVARD, SUITE 301, WILLOW PARK, Texas (TX), 76087
Date of event which requires filing of this statement: 08/10/2026
Amends the filing with accession number 0001415889-25-022216
Filed by CIK 0001754159
Persons authorized to receive notices and communications: Robert Early, 17018 IH 20, Cisco, Texas (TX), 76437, 3256601509; Stephen Ferguson, 17018 IH 20, Cisco, Texas (TX), 76437, 8178505310

## Reporting persons
- THRC Holdings, LP (CIK 0001754159): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); member of a group; source of funds: working capital (WC); sole voting power 83,209,008; sole dispositive power 83,209,008; aggregate amount beneficially owned 83,209,008 (45% of the class)
  Comment: (1) THRC Holdings owns (i) 81,343,143 shares of Class A Common Stock of Issuer and (ii) 30,000 shares of Series A Redeemable Convertible Preferred Stock that are convertible into 1,865,865 shares of Class A Common Stock. The general partner of THRC Holdings is THRC Management LLC, a Texas limited liability company. Dan Wilks is the sole member of THRC Management LLC.
  
  (2) This calculation is based on (i) 182,122,762 shares of Class A Common Stock outstanding as of August 3, 2026, as disclosed on the Issuer's Form 10-Q filed with the SEC on August 6, 2026, (ii) less 370,883 shares forfeited unvested equity awards, and (iiI) 50,000 shares of Series A Redeemable Convertible Preferred Stock that are convertible into 3,109,774 shares of Class A Common Stock.
- Dan H. Wilks (CIK 0001641792): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 85,672,155; shared voting power 1,071,454; sole dispositive power 85,672,155; shared dispositive power 1,071,454; aggregate amount beneficially owned 86,743,609 (47.3% of the class)
  Comment: (1) THRC Holdings owns (i) 81,343,143 shares of Class A Common Stock of Issuer and (ii) 30,000 shares of Series A Redeemable Convertible Preferred Stock that are convertible into 1,865,865 shares of Class A Common Stock. The general partner of THRC Holdings is THRC Management LLC, a Texas limited liability company. Dan Wilks is the sole member of THRC Management LLC. Heavenly Father's Foundation, a 501(c)(3) private foundation (the "Foundation") owns 3,219,733 shares of Class A Common Stock of Issuer. Dan Wilks and his wife, Staci Wilks, are the Trustees of the Foundation. Wilks Brothers LLC, a Texas limited liability company, owns 1,071,454 shares of Class A Common Stock of Issuer. Dan Wilks owns 50% and is a manager of Wilks Brothers.
  
  (2) This calculation is based on (i) 182,122,762 shares of Class A Common Stock outstanding as of August 3, 2026, as disclosed on the Issuer's Form 10-Q filed with the SEC on August 6, 2026, (ii) less 370,883 shares forfeited unvested equity awards, and (iiI) 50,000 shares of Series A Redeemable Convertible Preferred Stock that are convertible into 3,109,774 shares of Class A Common Stock.
- THRC Management LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 83,209,008; sole dispositive power 83,209,008; aggregate amount beneficially owned 83,209,008 (45% of the class)
  Comment: (1) THRC Holdings owns (i) 81,343,143 shares of Class A Common Stock of Issuer and (ii) 30,000 shares of Series A Redeemable Convertible Preferred Stock that are convertible into 1,865,865 shares of Class A Common Stock. The general partner of THRC Holdings is THRC Management LLC, a Texas limited liability company. Dan Wilks is the sole member of THRC Management LLC.
  
  (2) This calculation is based on (i) 182,122,762 shares of Class A Common Stock outstanding as of August 3, 2026, as disclosed on the Issuer's Form 10-Q filed with the SEC on August 6, 2026, (ii) less 370,883 shares forfeited unvested equity awards, and (iiI) 50,000 shares of Series A Redeemable Convertible Preferred Stock that are convertible into 3,109,774 shares of Class A Common Stock.
- Farris Wilks (CIK 0001641794): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 62,667,956; shared voting power 2,253,175; sole dispositive power 4,096,512; shared dispositive power 60,824,619; aggregate amount beneficially owned 64,921,131 (35.1% of the class)
  Comment: (1) Farris Wilks owns 4,096,512 shares of Class A Common Stock. FARJO Holdings, LP, a Texas limited partnership ("FARJO Holdings"), owns (i) 7 shares of Class A Common Stock and (ii) 19,000 shares of Series A Redeemable Convertible Preferred Stock that are convertible into 1,181,714 shares of Class A Common Stock. FARJO Management, LLC, a Texas limited liability company ("FARJO Management"), is the general partner of FARJO Holdings. Farris Wilks and Jo Ann Wilks are the members of FARJO Management. The Farris and Jo Ann Wilks 2022 Family Trust, a Texas irrevocable trust (the "Farris Trust"), owns 58,571,444 shares of Class A Common Stock. Farris Wilks and Jo Ann Wilks each serve as trustees of the Farris Trust and, in such capacity, share dispositive power over the shares of Class A Common Stock owned by the Farris Trust. Farris Wilks has sole voting power over the shares of Class A Common Stock owned by the Farris Trust. Wilks Brothers LLC, a Texas limited liability company, owns 1,071,454 shares of Class A Common Stock of Issuer. Farris Wilks owns 50% and is a manager of Wilks Brothers.
  
  (2) This calculation is based on (i) 182,122,762 shares of Class A Common Stock outstanding as of August 3, 2026, as disclosed on the Issuer's Form 10-Q filed with the SEC on August 6, 2026, (ii) less 370,883 shares forfeited unvested equity awards, and (iiI) 50,000 shares of Series A Redeemable Convertible Preferred Stock that are convertible into 3,109,774 shares of Class A Common Stock.
- FARJO Holdings LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); member of a group; source of funds: working capital (WC); sole voting power 1,181,721; sole dispositive power 1,181,721; aggregate amount beneficially owned 1,181,721 (0.6% of the class)
  Comment: (1) FARJO Holdings, LP, a Texas limited partnership ("FARJO Holdings"), owns (i) 7 shares of Class A Common Stock and (ii) 19,000 shares of Series A Redeemable Convertible Preferred Stock that are convertible into 1,181,714 shares of Class A Common Stock. FARJO Management, LLC, a Texas limited liability company ("FARJO Management"), is the general partner of FARJO Holdings. Farris Wilks and Jo Ann Wilks are the members of FARJO Management.
  
  (2) This calculation is based on (i) 182,122,762 shares of Class A Common Stock outstanding as of August 3, 2026, as disclosed on the Issuer's Form 10-Q filed with the SEC on August 6, 2026, (ii) less 370,883 shares forfeited unvested equity awards, and (iiI) 50,000 shares of Series A Redeemable Convertible Preferred Stock that are convertible into 3,109,774 shares of Class A Common Stock.
- FARJO MANAGMENT LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 1,181,721; sole dispositive power 1,181,721; aggregate amount beneficially owned 1,181,721 (0.6% of the class)
  Comment: (1) FARJO Holdings, LP, a Texas limited partnership ("FARJO Holdings"), owns (i) 7 shares of Class A Common Stock and (ii) 19,000 shares of Series A Redeemable Convertible Preferred Stock that are convertible into 1,181,714 shares of Class A Common Stock. FARJO Management, LLC, a Texas limited liability company ("FARJO Management"), is the general partner of FARJO Holdings. Farris Wilks and Jo Ann Wilks are the members of FARJO Management.
  
  (2) This calculation is based on (i) 182,122,762 shares of Class A Common Stock outstanding as of August 3, 2026, as disclosed on the Issuer's Form 10-Q filed with the SEC on August 6, 2026, (ii) less 370,883 shares forfeited unvested equity awards, and (iiI) 50,000 shares of Series A Redeemable Convertible Preferred Stock that are convertible into 3,109,774 shares of Class A Common Stock.
- Farris and Jo Ann Wilks 2022 Family Trust: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 58,571,444; sole dispositive power 58,571,444; aggregate amount beneficially owned 58,571,444 (31.7% of the class)
  Comment: (1) The Farris and Jo Ann Wilks 2022 Family Trust, a Texas irrevocable trust (the "Farris Trust"), owns 58,571,444 shares of Class A Common Stock. Farris Wilks and Jo Ann Wilks each serve as trustees of the Farris Trust and, in such capacity, share dispositive power over the shares of Class A Common Stock owned by the Farris Trust. Farris Wilks has sole voting power over the shares of Class A Common Stock owned by the Farris Trust.
  
  (2) This calculation is based on (i) 182,122,762 shares of Class A Common Stock outstanding as of August 3, 2026, as disclosed on the Issuer's Form 10-Q filed with the SEC on August 6, 2026, (ii) less 370,883 shares forfeited unvested equity awards, and (iiI) 50,000 shares of Series A Redeemable Convertible Preferred Stock that are convertible into 3,109,774 shares of Class A Common Stock.
- Matthew Wilks (CIK 0001696102): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 2,290,224; sole dispositive power 2,290,224; aggregate amount beneficially owned 2,290,224 (1.2% of the class)
  Comment: (1) Matthew D. Wilks owns 1,788,127 shares of Class A Common Stock of Issuer. Matthew D. Wilks is the Vice President of Investments of THRC Holdings and Executive Chairman of the Issuer. JCMWZ, LLC owns 502,097 shares of Class A Common Stock of Issuer. Matthew D. Wilks is the Manager of JCMWZ, LLC and disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
  
  (2) This calculation is based on (i) 182,122,762 shares of Class A Common Stock outstanding as of August 3, 2026, as disclosed on the Issuer's Form 10-Q filed with the SEC on August 6, 2026, (ii) less 370,883 shares forfeited unvested equity awards, and (iiI) 50,000 shares of Series A Redeemable Convertible Preferred Stock that are convertible into 3,109,774 shares of Class A Common Stock.
- Jo Ann Wilks (CIK 0001928401): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); shared voting power 1,181,721; shared dispositive power 59,753,165; aggregate amount beneficially owned 59,753,165 (32.3% of the class)
  Comment: (1) FARJO Holdings, LP, a Texas limited partnership ("FARJO Holdings"), owns (i) 7 shares of Class A Common Stock and (ii) 19,000 shares of Series A Redeemable Convertible Preferred Stock that are convertible into 1,181,714 shares of Class A Common Stock. FARJO Management, LLC, a Texas limited liability company ("FARJO Management"), is the general partner of FARJO Holdings. Farris Wilks and Jo Ann Wilks are the members of FARJO Management. The Farris and Jo Ann Wilks 2022 Family Trust, a Texas irrevocable trust (the "Farris Trust"), owns 58,571,444 shares of Class A Common Stock. Farris Wilks and Jo Ann Wilks each serve as trustees of the Farris Trust and, in such capacity, share dispositive power over the shares of Class A Common Stock owned by the Farris Trust. Farris Wilks has sole voting power over the shares of Class A Common Stock owned by the Farris Trust.
  
  (2) This calculation is based on (i) 182,122,762 shares of Class A Common Stock outstanding as of August 3, 2026, as disclosed on the Issuer's Form 10-Q filed with the SEC on August 6, 2026, (ii) less 370,883 shares forfeited unvested equity awards, and (iiI) 50,000 shares of Series A Redeemable Convertible Preferred Stock that are convertible into 3,109,774 shares of Class A Common Stock.
- Heavenly Father's Foundation: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 3,219,733; sole dispositive power 3,219,733; aggregate amount beneficially owned 3,219,733 (1.7% of the class)
  Comment: (1) Heavenly Father's Foundation, a 501(c)(3) private foundation (the "Foundation") owns 3,219,733 shares of Class A Common Stock of Issuer. Dan Wilks and his wife, Staci Wilks, are the Trustees of the Foundation.
  
  (2) This calculation is based on (i) 182,122,762 shares of Class A Common Stock outstanding as of August 3, 2026, as disclosed on the Issuer's Form 10-Q filed with the SEC on August 6, 2026, (ii) less 370,883 shares forfeited unvested equity awards, and (iiI) 50,000 shares of Series A Redeemable Convertible Preferred Stock that are convertible into 3,109,774 shares of Class A Common Stock.
- Wilks Brothers LLC (CIK 0001662888): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: working capital (WC); sole voting power 1,071,454; sole dispositive power 1,071,454; aggregate amount beneficially owned 1,071,454 (0.6% of the class)
  Comment: (1) Wilks Brothers LLC, a Texas limited liability company, owns 1,071,454 shares of Class A Common Stock of Issuer. Dan Wilks owns 50% and is a manager of Wilks Brothers. Farris Wilks owns 50% and is a manager of Wilks Brothers.
  
  (2) This calculation is based on (i) 182,122,762 shares of Class A Common Stock outstanding as of August 3, 2026, as disclosed on the Issuer's Form 10-Q filed with the SEC on August 6, 2026, (ii) less 370,883 shares forfeited unvested equity awards, and (iiI) 50,000 shares of Series A Redeemable Convertible Preferred Stock that are convertible into 3,109,774 shares of Class A Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.01 per share
Name of issuer: ProFrac Holding Corp.
Address of issuer's principal executive offices: 333 SHOPS BOULEVARD, SUITE 301, WILLOW PARK, Texas (TX), 76087
Comment:
Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is filed by THRC Holdings, LP, a Texas limited partnership ("THRC Holdings"), THRC Management, LLC, a Texas limited liability company ("THRC Management"), FARJO Holdings, LP, a Texas limited partnership ("FARJO Holdings"), FARJO Management, LLC, a Texas limited liability company ("FARJO Management"), Dan Wilks, Farris Wilks, Jo Ann Wilks, the Farris and Jo Ann Wilks 2022 Family Trust, a Texas irrevocable trust (the "Farris Trust"), Heavenly Father's Foundation, a 501(c)(3) private foundation (the "Foundation"), Wilks Brothers, LLC, a Texas limited liability company ("Wilks Bros."), and Matthew D. Wilks (collectively, the "Reporting Persons") and relates to an aggregate of 150,570,115 shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of ProFrac Holding Corp., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 333 Shops Boulevard, Suite 301, Willow Park, TX 76087.

This Amendment No. 12 (this "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 27, 2022, as amended by Amendment No. 1 thereto filed with the SEC on July 7, 2022, Amendment No. 2 thereto filed with the SEC on November 28, 2022, Amendment No. 3 thereto filed with the SEC on January 30, 2023, Amendment No. 4 thereto filed with the SEC on April 26, 2023, Amendment No. 5 thereto filed with the SEC on June 5, 2023, Amendment No. 6 thereto filed with the SEC on May 30, 2024, Amendment No. 7 thereto filed with the SEC on September 30, 2024, Amendment No. 8 thereto filed with the SEC on December 31, 2024, Amendment No. 9 thereto filed with the SEC on March 20, 2025, Amendment No. 10 thereto filed with the SEC on August 14, 2025, and Amendment No. 11 thereto filed with the SEC on June 29, 2026 (collectively, the "Schedule 13D") by the Reporting Persons relating to shares of Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), of ProFrac Holding Corp. (the "Issuer").

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Matthew D. Wilks, Dan Wilks, THRC Holdings, THRC Management, FARJO Holdings, FARJO Management, Farris Wilks, Jo Ann Wilks, the Farris Trust, Wilks Brothers LLC and the Foundation.
Residence or business address: The business address of Matthew D. Wilks, Dan Wilks, THRC Holdings, THRC Management, FARJO Holdings, FARJO Management, the Farris Trust, Farris Wilks, Jo Ann Wilks, and Wilks Brothers is 17018 IH 20, Cisco, TX 76437. The business address of the Foundation is 949 Highway 203, Cisco, TX 76437.
Present principal occupation or employment: The principal occupation of each of Dan Wilks, Farris Wilks and Jo Ann Wilks, Matthew D. Wilks is self-employed investor. Matthew D. Wilks also serves as the Executive Chairman of the Issuer. THRC Holdings and FARJO Holdings are limited partnerships. THRC Management is a member-managed limited liability company. FARJO Management is a manager-managed limited liability company. Wilks Brothers is a diversified holding company with several business units. The Farris Trust is an irrevocable trust. The Foundation is a Texas Trust operating as a 501(c)(3) private foundation.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Matthew D. Wilks, Dan Wilks, Farris Wilks and Jo Ann Wilks is a citizen of the United States of America. THRC Holdings and FARJO Holdings are limited partnerships organized under the laws of the State of Texas. Wilks Brothers, THRC Management and FARJO Management are limited liability companies organized under the laws of the State of Texas. The Farris Trust is an irrevocable trust or ganized under the laws of the State of Texas. The Foundation is a Texas Trust organized under the laws of the State of Texas and operating as a 501(c)(3) private foundation with a principal business office located in Texas.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The source of funds for the purchases of the shares of Class A Common Stock set forth on Schedule I by THRC Holding was working capital funds. Such shares were purchased in an offering undertaken by the Issuer.

The source of funds for the purchase of the shares of Class A Common Stock set forth on Schedule I by Farris Wilks was personal funds. Such shares were purchased in an offering undertaken by the Issuer.

See Item 4 of this Schedule 13D, which information is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction: The shares purchased as shown in Schedule I attached to this filing were acquired for general investment purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: In aggregate, the Reporting Persons are the beneficial owners of 153,640,096 shares of Class A Common Stock, representing approximately 83.1% of the Issuer's outstanding shares of Class A Common Stock. This calculation is based on (i) 182,122,762 shares of Class A Common Stock outstanding as of August 3, 2026, as disclosed on the Issuer's Form 10-Q filed with the SEC on August 6, 2026, (ii) less 370,883 shares forfeited unvested equity awards, and (iii) 50,000 shares of Series A Redeemable Convertible Preferred Stock that are convertible into 3,109,774 shares of Class A Common Stock. Dan Wilks, THRC Holdings, THRC Management may be deemed to beneficially own the Class A Common Stock held by the other Reporting Persons, but, except as set forth herein, Dan Wilks, THRC Holdings and THRC Management disclaims beneficial ownership of any Class A Common Stock owned by Matthew D. Wilks, FARJO Holdings, FARJO Management, Farris Wilks, Jo Ann Wilks, and the Farris Trust. THRC Holdings and THRC Management may be deemed to beneficially own the Class A Common Stock held by the Foundation, but each of THRC Holdings and THRC Management disclaims beneficial ownership of any Class A Common Stock owned by the Foundation. Matthew D. Wilks may be deemed to beneficially own the Class A Common Stock held by the other Reporting Persons, but Matthew D. Wilks disclaims beneficial ownership of any Class A Common Stock owned by the other Reporting Persons. FARJO Holdings, FARJO Management, Farris Wilks, Jo Ann Wilks, and the Farris Trust may be deemed to beneficially own the Class A Common Stock held by the other Reporting Persons, but, except as set forth herein, FARJO Holdings, FARJO Management, Farris Wilks, Jo Ann Wilks, and the Farris Trust disclaims beneficial ownership of any Class A Common Stock owned by the other Reporting Persons. The Foundation may be deemed to beneficially own the Class A Common Stock held by the other Reporting Persons, but the Foundation disclaims beneficial ownership of any Class A Common Stock owned by the other Reporting Persons. Wilks Brothers may be deemed to beneficially own the Class A Common Stock held by the other Reporting Persons, but Wilks Brothers disclaims beneficial ownership of any Class A Common Stock owned by the other Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: The number of shares of Class A Common Stock to which each Reporting Person has sole or shared voting or dispositive power is set forth on such Reporting Person's cover page to this Amendment.
Transactions in the class effected during the past sixty days: Except for the transactions set forth on Schedule I, none of the Reporting Persons effected any transaction in the Class A Common Stock in the last sixty days.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Schedule I

## Signatures
- THRC Holdings, LP: /s/ Robert B. Early, Robert B. Early, Attorney in Fact (08/12/2026)
- Dan H. Wilks: /s/ Robert B. Early, Robert B. Early, Attorney in Fact (08/12/2026)
- THRC Management LLC: /s/ Robert B. Early, Robert B. Early, Attorney in Fact (08/12/2026)
- Farris Wilks: /s/ Robert B. Early, Robert B. Early, Attorney in Fact (08/12/2026)
- FARJO Holdings LP: /s/ Robert B. Early, Robert B. Early, Attorney in Fact (08/12/2026)
- FARJO MANAGMENT LLC: /s/ Robert B. Early, Robert B. Early, Attorney in Fact (08/12/2026)
- Farris and Jo Ann Wilks 2022 Family Trust: /s/ Robert B. Early, Robert B. Early, Attorney in Fact (08/12/2026)
- Matthew Wilks: /s/ Robert B. Early, Robert B. Early, Attorney in Fact (08/12/2026)
- Jo Ann Wilks: /s/ Robert B. Early, Robert B. Early, Attorney in Fact (08/12/2026)
- Heavenly Father's Foundation: /s/ Robert B. Early, Robert B. Early, Attorney in Fact (08/12/2026)
- Wilks Brothers LLC: /s/ Robert B. Early, Robert B. Early, Attorney in Fact (08/12/2026)